

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

September 30, 2024

<u>VIA E-MAIL</u>

Ndenisarya M. Meekins, Esq.
K&L Gates LLP
1601 K Street, N.W.
Washington D.C. 20006-1600

Re: Harris Oakmark ETF Trust
        Registration Statement on Form N-1A
        File Nos. 333-281865; 811-23998

Dear Ms. Meekins:

On August 30, 2024, Harris Oakmark ETF Trust (the "Trust") filed a registration statement on Form N-1A under the Securities Act of 1933 (the "Securities Act") and the Investment Company Act of 1940 (the "1940 Act") to offer shares of the Oakmark U.S. Large Cap ETF (the "Fund"). We have reviewed the registration statement and provide our comments below.

General

1.   We note that substantial portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

2.   Please supplementally explain if you have submitted, or expect to submit, any exemptive application or no-action request in connection with the registration statement.

3.   Where a comment is made in one location, it applies to all similar disclosure appearing elsewhere in the registration statement. Please confirm in your response letter that, in response to staff comments, changes have been made to all similar disclosure.

Prospectus Summary

4.   Page 1, Fees and Expenses. At least one week before effectiveness, please provide the staff a completed fee table and expense example. In addition, please confirm any fee waivers reflected in the fee table will continue for at least one year from effectiveness.

5.   Page 2, Principal Investment Strategy. The disclosure states, "The Fund may also use options, including, but not limited to, buying and selling (writing) put and call options on individual stocks and indexes, when such use is desirable because of tax or other considerations." Please disclose more information on fund's use of options as part of its principal strategy. In addition, please remove the phrase "but not limited to" from the disclosure describing this strategy. Also, please disclose that writing puts on indices to gather option premiums can lead to large losses relative to the premium received. Additionally, please disclose, if true, that the notional value of the options sold will not exceed the Fund's net assets.

6.   Page 3, Options Risk. Please consider additional risk disclosure in connection with the Fund's use of options as part of its principal strategy.

7.   Page 17, Related Performance Information of Similar Accounts.

        a.   For consistency, please confirm this Appendix is labeled "Appendix A" as referenced in the Table of Contents.

        b.   Please represent supplementally that the Fund has the records necessary to support the calculation of the performance as required by Rule 204-2(a)(16) under the Investment Advisers Act.

Statement of Additional Information

8.   Page 2, Fundamental Investment Restrictions. We note the reference to "securities of other investment companies" in the Fund's concentration policy. Please add disclosure to clarify that the fund will consider the investments of underlying investment companies when determining the fund's compliance with its concentration policy.

9.   Page 2, Fundamental Investment Restrictions. We note disclosure indicating the Fund, "may invest up to 100% of its total assets in a master portfolio…." This disclosure is followed by a similar fundamental investment policy. Please explain the purpose of this fundamental policy and how such a policy might be implemented by an ETF, including addressing how the ETF's arbitrage mechanism would work. Please clarify if the Fund, prior to implementing this fundamental policy, would file a reviewable amendment to revise its strategy and risk disclosure accordingly.

Part C: Other Information

10.   Page 4, Exhibits. Please file the finalized exhibits once they are available.

*   *   *

Responses to this letter should be made in a letter to me filed on Edgar and in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position.

Ndenisarya M. Meekins, Esq.
September 30, 2024

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of preliminary prospectuses.

Although we have completed our initial review of the registration statement, the filing will be reviewed further after we receive your response. Therefore, we reserve the right to comment further on the registration statement and any amendments. After we have resolved all issues, the Fund and its underwriter must request acceleration of the effective date of the registration statement.

In closing, we remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures in the registration statement, notwithstanding any review, comments, action, or absence of action by the staff.

Should you have any questions regarding this letter, please feel free to contact me at (202) 551-6760.

Sincerely,

/s/ Jeffrey A. Foor

Jeffrey A. Foor
Senior Counsel

cc: Keith O'Connell
   Branch Chief